Exhibit 99.1

Vimicro Announces Receipt of Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, June 22, 2015 /PRNewswire/ -- Vimicro International Corporation (NASDAQ: VIMC) ("Vimicro" or the "Company"), a leading video surveillance technology and solution provider in China, today announced that its Board of Directors (the "Board") has received a non-binding proposal letter, dated June 21, 2015, from Dr. Zhonghan (John) Deng, founder, chairman and chief executive officer of the Company, and Zhaowei (Kevin) Jin, co-chief executive officer and a board member of the Company (the "Buyer Group") to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group for US$13.50 in cash per American depositary share ("ADS", each representing four ordinary shares), or approximately US$3.375 per ordinary share, which represents an approximately 22.7% premium above the average closing price of the Company's ADSs over the last 90 trading days (the "Transaction").  A copy of the proposal letter is attached hereto as Exhibit A.

The Board has formed a special committee consisting of independent directors to consider this proposal.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China's fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro's ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol "VIMC."

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro's expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's ability to increase its sales of PC camera processors, as well as video surveillance products; the expected growth of the video surveillance market; the Company's ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company's ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company's ability to secure sufficient foundry capacity in a timely manner; the Company's ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry and fluctuations in the markets in which the Company competes. Further information regarding these and other risks is included in Vimicro's annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation
Investor Relations
Phone: +8610-5884-8898
E-mail: ir@vimicro.com

Exhibit A

Preliminary Non-binding Proposal to Acquire Vimicro International Corporation

June 21, 2015

The Board of Directors
Vimicro International Corporation
16/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191, People's Republic of China

Dear Members of Board of Directors:

We, Zhonghan (John) Deng, chairman of the board of directors (the "Board") and chief executive officer and Zhaowei (Kevin) Jin,co-chief executive officer and a member of the Board of Vimicro International Corporation (the "Company") (the "Buyer Group"),are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares (the "Shares") of the Company not already owned by Buyer Group or their respective affiliates in a transaction (the "Acquisition") described below.

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 22.7% above the average closing price of the Company's ADSs over the last 90 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Consortium. We will form an acquisition vehicle for the purpose of implementing the Acquisition. Please also note that the Buyer Group is currently interested only in pursuing the Acquisition and is not interested in selling their shares in any other transaction involving the Company.

2. Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$13.5 per American Depositary Share of the Company ("ADS", each representing four Shares), or US$3.375 per Share, in cash.

3. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D.  We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Sincerely,
Zhonghan (John) Deng
Zhaowei (Kevin) Jin